Exhibit 99.11

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)
Suite 1430, 800 West Pender Street
Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

April 13, 2022

Item 3:	News Release

A news release was disseminated on April 13, 2022 through Canada Newswire and a copy was subsequently filed on SEDAR, and EDGAR.

Item 4:	Summary of Material Change

New Found Gold Corp. (“New Found” or the “Company”) announced a new high-grade gold discovery between the Keats and Golden Joint zones, located approximately 440m north of the Keats Zone. NFGC-22-515 was the first hole drilled as part of a planned systematic program to drill test along the Appleton Fault Zone (“AFZ”) and returned 9.21g/t over 2.15m and 43.9 g/t over 3.85m. This hole is located in the Keats North area and this discovery has been named the 515 Zone ('515'). New Found's 100% owned Queensway project comprises an approximately 1500km2 area, accessible via the Trans-Canada Highway located approximately 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 845-535-1486 or croberts@newfoundgold.ca.

Item 9:	Date of Report

April 13, 2022

Schedule "A"

NEW FOUND MAKES NEW DISCOVERY BETWEEN KEATS AND GOLDEN JOINT INTERSECTING 43.9 G/T AU OVER 3.85M

Vancouver, BC, April 13, 2022 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce a new high-grade gold discovery between the Keats and Golden Joint zones, located approximately 440m north of the Keats Zone. NFGC-22-515 was the first hole drilled as part of a planned systematic program to drill test along the Appleton Fault Zone (“AFZ”)and returned 9.21g/t over 2.15m and 43.9 g/t over 3.85m. This hole is located in the Keats North area and this discovery has been named the 515 Zone ('515'). New Found's 100% owned Queensway project comprises an approximately 1500km2 area, accessible via the Trans-Canada Highway located approximately 15km west of Gander, Newfoundland.

Keats North Highlights

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
KEATS NORTH ‘515’
NFGC-22-515	198.50	200.65	2.15	9.21
Including	199.25	199.75	0.50	38.9
And	209.00	212.85	3.85	43.9
Including	209.00	210.65	1.65	76.0
Including	211.35	212.35	1.00	43.1

Table 1: Keats North Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Figure 1: Left: Photo of mineralization from NFGC-22-515 at approximately 199.3m down hole depth Right: Photo of mineralization from NFGC-22-515 at approximately 210.0m down hole depth

^Note that these photos are not intended to be representative of gold mineralization in hole NFGC-22-515

•	In early 2022 New Found began a program of systematic drilling along the AFZ between the Keats and Golden Joint Zones along a roughly 700m gap with limited prior drilling. NFGC-22-515 is the first hole drilled as part of this systematic program intersecting a significant veined zone roughly 260m south of Golden Joint and 440m north of Keats (Figure 3).

•	Gold mineralization in the NFGC-22-515 interval is hosted in vuggy epizonal style veining displaying mineralogy consistent with the nearby Keats and Golden Joint zones over a 14 m downhole interval yielding 9.21 g/t Au over 2.15m and 43.9g/t Au over 3.85m including 76.0 g/t Au over 1.65m and 43.1 g/t over 1.0m.

•	The stratigraphic position of the 515 is proximal to the footwall of the AFZ which is analogous to the Golden Joint and Sunday zones.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

•	Follow-up drilling targeting the 515 Zone and the remaining significant gaps between the Keats and Golden Joint remains a priority with three drill rigs active in this area referenced as Keats North (Figure 2).

Greg Matheson, COO for New Found, stated: “Earlier this week on April 11 we announced the discovery of a high-grade vein in hole NFGC-22-491 that returned 79.8 g/t Au over 3.00m at the north end of the Keats Zone. This new discovery of 43.9 g/t Au over 3.85 m in NFGC-22-515 is located approximately 440m north of NFGC-22-491. There is very limited drilling in the gap between these two holes and drilling over this area is a high priority. As we continue to see new veins and zones propagating along a 2.7 km segment of the Appleton Fault it starts to become apparent that Lotto, Road, Golden Joint, Sunday, 421, Keats, Keats FW and 515 are all part of the same geological domain and mineral system. Big picture, the Appleton Fault Zone is open to the north and south of the 2.7km segment where our drilling has focused on to date, with numerous occurrences of gold mineralization over 9.45km in total of strike on the Appleton Fault Zone. The depth potential along the fault remains open leaving very significant exploration still to be done.”

Figure 2. Keats to Golden Joint long-section

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

LOTTO
BLACK SHALE
DOME
GOLDEN JOINT
LITTLE
GOLDEN JOINT HW
ROAD
NFGC-22-515
9.21 g/t Au over 2.15m
including 38.9 g/t Au over 0.50m
43.9 g/t Au over 3.85m
including 76.0 g/t Au over 1.65m
including 43.1 g/t Au over 1.00m
SHALE
NFGC-22-515
GREYWACKE
APPLETON FAULT ZONE
BLACK SHALE
COKES
KEATS
SHALE
AFZ KEATS-LOTTO PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Greywacke
Shale
DDH Collar
Current Assays Reported
Au Grade (g/t)
0.5 – 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NEWFOUND
GOLD CORP

Figure 3. Keats - Lotto plan view map

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Discussion

Mineralization at the Queensway Project is hosted by a fold-thrust sequence of northeast-striking, steeply dipping turbiditic sedimentary rocks deposited and deformed during the closure of the Iapetus Ocean and subsequent continent-continent collision. During this prolonged period of continued shortening, at least two regional-deformation zones developed and include the Appleton and JBP fault zones. The AFZ is interpreted to be a significant, deep-seated thrust fault, that strikes southwest across the full 100km+ length of the property and is likely the main conduit for the gold mineralizing fluids, much like the Cadillac-Larder Lake Fault Zone in the Abitibi.

As a result of progressive deformation, the brittle host stratigraphy developed an extensive network of gold-bearing fault zones enveloping the AFZ, the extents of which are not yet known. This structural relationship demonstrates the currently defined vein and associated fault orientations based on structural interpretation and drilling to date along the 1km corridor from Golden Joint to Lotto. Higher-grades and widths of gold mineralization occur in areas where there was greater mineralizing fluid flow such as at structural intersections, at dilational openings within fault structures, and along lithological contacts where breakage occurs due to rheological differences in the compressional strength of contrasting sedimentary rock units.

The Company’s current interpretation is that the high-grade gold mineralization being drilled at Queensway was deposited by gold mineralizing fluids penetrating this highly fractured and deformed meta-sedimentary sequence forming an extensive mineralized corridor surrounding the deep crustal-scale fault network that forms the Appleton Fault Zone. A significant amount of the high-grade gold mineralization is interpreted to be epizonal in nature, having been emplaced when tectonic movements resulted in the explosive tapping of deep gold-rich magmatic fluids that rapidly precipitated gold as they migrated towards surface.

Drillhole Details

Hole number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-515	198.50	200.65	2.15	9.21	515
Including	199.25	199.75	0.50	38.9
And	209.00	212.85	3.85	43.9
Including	209.00	210.65	1.65	76.0
Including	211.35	212.35	1.00	43.1

Table 2: Summary of composite results reported in this release for Keats Zone

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution.Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-515	299	-46	281	658344	5428026

Table 3: Details of drill holes reported in this release

Queensway 400,000m Drill Program Update

Approximately 40% of the planned 400,000m program at Queensway has been drilled to date with approximately 19,120m of the core with pending assay results. Eleven core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs.

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland; both laboratories operate under a commercial contract with New Found. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays. The company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated April 13, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 40% complete. The Company is well funded for this program with a current working capital balance of approximately $106 million as of April 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Craig Roberts"

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: +1 (845) 535-1486

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC